MorphoSys AG

Semmelweisstrasse 7

82152 Planegg

Germany

April 16, 2018

Via EDGAR

Correspondence Relating to Registration Statement

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attn:	Mary Beth Breslin
Ada Sarmento

RE:	MorphoSys AG (CIK No. 0001340243)
Registration Statement on Form F-1
File No. 333-223843

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), MorphoSys AG (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement (the “Registration Statement”) be accelerated by the Securities and Exchange Commission so that the Registration Statement, as then amended, will be declared effective under the Securities Act at 4:00 p.m. Eastern Daylight Time on April 18, 2018, or as soon thereafter as is practicable.

We request that we be notified of such effectiveness by a telephone call to Stephan Hutter of Skadden, Arps, Slate, Meagher & Flom LLP at +49 69 7422 0170 and that such effectiveness also be confirmed in writing.

Very truly yours,

MORPHOSYS AG

/s/ Dr. Markus Enzelberger
By:	Dr. Markus Enzelberger
Title:	Chief Scientific Officer

/s/ Isabelle Degbegni
By:	Isabelle Degbegni
Title:	Senior Manager CFCD

cc:	Skadden, Arps, Slate, Meagher & Flom (UK) LLP

Stephan Hutter, Esq.

David J. Goldschmidt, Esq.